January 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Attn:	Shane Callaghan Perry Hindin

Re:	Rain Oncology Inc. SC TO-T filed December 27, 2023, as amended December 29, 2023 Filed by WK Merger Sub, Inc. and Pathos AI, Inc. File No. 005-92501

Ladies and Gentlemen:

On behalf of WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Pathos AI, Inc., a Delaware corporation (“Parent”, and, together with Merger Sub, the “Filing Persons”), we submit this letter setting forth the responses of the Filing Persons to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 5, 2024 (the “Comment Letter”) with respect to the Tender Offer Statement (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Commission by the Filing Persons on December 27, 2023, as amended on December 29, 2023. Concurrently with the filing of this letter, the Filing Persons have filed Amendment No. 2 to the Schedule TO-T (the “Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

Schedule TO-T – Filed December 27, 2023

General

1.	Refer to conditions 3(iv)(B)(II)-(III) on page 9 of the Offer to Purchase and condition (iv)(B)(2) on page 60 of the Offer to Purchase. Please reconcile condition 3(iv)(B)(II) on page 9 of the Offer to Purchase and the reference to “de minimis inaccuracies” on page 60 of the Offer to Purchase with section (b)(iv)(B)(2) of Exhibit A to the Merger Agreement, which states: “[T]he representations and warranties of the Company set forth in Section 4.2 shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except to the extent the failures of such representations to be true and correct in all respects individually or in the aggregate would not reasonably be expected to result in an increase in the aggregate value of the consideration payable by Parent in connection with the Merger of more than $500,000 in the aggregate, as compared to what such aggregate amount would have been if such representations and warranties had been true and correct in all respects . . . .”

Response: In response to the Staff’s comment, the disclosure on page 60 of the Offer to Purchase has been revised in the Amendment to clarify the conditions of the Offer.

Division of Corporation Finance

Office of Mergers & Acquisitions

January 16, 2024

Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements, page 40

2.	On pages 56-58 of the Offer to Purchase, you summarize the CVR Agreement. Please revise this disclosure to indicate that the CVR Agreement may be amended without the consent of the CVR holders in certain circumstances. See Section 5.1 of the CVR Agreement.

Response: In response to the Staff’s comment, the disclosures on page 57 of the Offer to Purchase have been revised in the Amendment to provide that certain amendments may be made to the CVR Agreement without consent of the CVR Holders.

Source and Amount of Funds, page 58

3.	We note that 346 Short LLC has agreed to contribute to Parent, at or prior to the Acceptance Time, $25 million pursuant to the Commitment Letter. On page 10 of the Offer to Purchase, you state that “346’s Equity Commitment is subject to certain additional conditions set forth in the Commitment Letter.” Please revise your disclosure to state all material conditions to the Equity Commitment and your alternative financing plan if the Equity Commitment falls through, or advise. See Item 7 of Schedule TO and Item 1007(b) of Regulation M-A. Please also file the Commitment Letter as an exhibit to Schedule TO or advise. See Item 12 of Schedule TO and Item 1016(d) of Regulation MA.

Response: In response to the Staff’s comments, the disclosures on pages 10 and 58 of the Offer to Purchase have been revised in the Amendment to (i) describe all of the material conditions of 346’s Equity Commitment pursuant to the Commitment Letter, including Parent’s contractual right to enforce the Commitment Letter against 346 and specifically enforce 346’s obligation to fund the Equity Commitment and (ii) state that no alternative financing arrangements or alternative financing plans have been made in the event the Equity Commitment is not available. The Filing Persons have also filed the Commitment Letter as Exhibit (d)(6) to the Schedule TO.

4.	We note the disclosure on page 59 of the Offer to Purchase that your financial condition is not relevant to a stockholder’s decision to tender Shares because “(i) the Offer is being made for all outstanding Shares solely for cash and CVRs; (ii) the Offer is not subject to any financing condition; and (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger.” Please provide the disclosure required by Item 10 of Schedule TO for the offerors, Merger Sub and Parent. Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to Item 10 of Schedule TO.

Response: We respectfully submit that the Filing Persons believe that their financial statements are not material. Instruction 1 to Item 10 explains “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the Commission stated that there are several factors that should be considered in determining whether bidder financial statements are material, including: (i) whether the purpose of the tender offer is for control of the subject company and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.” Since Parent has, together with the Equity Commitment (as defined below), and Merger Sub through Parent will have, sufficient financial resources to pay the Closing Amount (as defined below) and issue the CVRs to the applicable security holders, we respectfully submit that the Filing Persons’ financial condition is not material to the decision of security holders to tender their securities in the Offer and that Parent’s ability to finance the transaction is not uncertain.

Division of Corporation Finance

Office of Mergers & Acquisitions

January 16, 2024

The Filing Persons respectfully submit that the Filing Person’s financial statements are not material to a security holder’s decision to tender securities in the Offer for the following reasons:

•	the Offer is to acquire all of the outstanding securities of Rain;
•	the consummation of the Offer is not subject to any financing condition;
•	the Offer Price consists solely of cash through payment of $1.16 in cash per Share and a deferred cash payment in the form of a CVR;
•	as noted on page 58 of the Offer to Purchase, the Filing Persons estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer will be approximately $42.2 million (exclusive of CVR payments);
•	the 346 Equity Commitment in the amount of $25,000,000 (the “Equity Commitment”), together with Parent’s cash on hand will be, in the aggregate, sufficient funds to pay the aggregate amount payable with respect to the Offer Price, the Merger Consideration and certain other cash amounts (the “Closing Amount”), and following closing, Parent will have access to Rain’s net cash in an amount equal to or at least $49,600,000;
•	as noted in the response to question #2, Parent has a contractual right to enforce the Commitment Letter against 346 and specifically enforce 346’s obligation to fund the Equity Commitment; and
•	none of the CVR milestones are tied to the financial condition, results or position of the Filing Persons as the payments to be made pursuant to the CVRs, if any, are exclusively a deferred cash payment representing (i) an amount equal to $5,000,000 minus the amount of losses and certain expenses paid in respect of Rain Litigation, (ii) any amount of cash of Rain delivered at closing in excess of the $49,600,000 required to be delivered by Rain at closing, or (iii) proceeds from Dispositions during the Disposition Period or from the development of CVR Products, in each case as described in disclosures on pages 5 and 56 of the Offer to Purchase and in the CVR Agreement.

Considering the foregoing, the Filing Persons respectfully submit that Parent’s financial statements are not material to the decision of security holders to tender their securities in the Offer.

In addition, we note that Instruction 2 to Item 10 of Schedule TO provides that “[f]inancial statements are not considered material when: (a) [t]he consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the [Securities Exchange] Act [of 1934] that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class.” 17 C.F.R. § 240.14d-100. The Filing Persons respectfully submit that the intent of Instruction 2 to Item 10 of Schedule TO is applicable to the Offer to Purchase because the Offer consists solely of cash though payment of $1.16 in cash per Share and a deferred cash payment in the form of a CVR. In addition, the Offer is not subject to any financing condition and is for all of the outstanding securities of Rain.

Division of Corporation Finance

Office of Mergers & Acquisitions

January 16, 2024

Conditions of the Offer, page 59

5.	Refer to the following statement on page 60 of the Offer to Purchase: “The foregoing conditions . . . may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to such condition . . . .” All offer conditions must be objective and outside the control of the bidder to avoid implicating Regulation 14E’s prohibition on illusory offers. Please revise this language which implies that Merger Sub or Parent may assert an Offer Condition to terminate the Offer due to their own action or inactions. For guidance, see Q&A 101.02 in the Compliance and Disclosure Interpretations under “Tender Offer Rules and Schedules” (March 17, 2023) available on our website at www.sec.gov.

Response: In response to the Staff’s comment, the disclosure on page 60 of the Offer to Purchase has been revised in the Amendment to clarify the Filing Person’s right to terminate the Offer.

6.	Refer to the following statement on page 60 of the Offer to Purchase: “The failure of Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.” If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform stockholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify stockholders if an Offer Condition is triggered while the Offer is pending.

Response: The Filing Persons confirm to the Staff that they are aware of the SEC’s position that they must promptly notify stockholders if an Offer Condition is triggered, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer. The Filing Persons confirm that if it is determined that an Offer Condition is triggered that is not cured, the Filing Persons will promptly notify Rain stockholders as to how the Filing Persons intend to proceed upon making such decision, unless satisfaction of an Offer Condition may only be determined upon expiration of the Offer. The Filing Persons supplementally advise the Staff that, while certain Offer Conditions, such as those relating to litigation matters, may objectively be determined in advance of the expiration of the Offer, e.g., in the case of a final, non-appealable order enjoining the Offer, the satisfaction of other Offer Conditions may not be determinable until expiration of the Offer at which time the Merger Agreement requires such conditions to be tested.

If you should have any questions regarding the above, please contact the undersigned of Goodwin Procter LLP at (213) 426-2510.

Sincerely,

/s/ Jean A. Lee

Jean A. Lee

cc:	Robert Masella, Goodwin Procter LLP Ryan Fukushima, Pathos AI, Inc.